UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934

GENIE ENERGY LTD.
(Name of Subject Company (Issuer))

GENIE ENERGY LTD.
(Name of Filing Person (Offeror))

Class B Common Stock, par value $0.01 per share
 (Titles of Classes of Securities)

372284208
 (CUSIP Numbers of Classes of Securities)

CLAUDE PUPKIN CHIEF EXECUTIVE OFFICER GENIE ENERGY LTD. 550 BROAD STREET NEWARK, NEW JERSEY 07102 (973) 438-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:

DOV T. SCHWELL, ESQ. SCHWELL WIMPFHEIMER & ASSOCIATES LLP 1430 BROADWAY, SUITE 1615 NEW YORK, NEW YORK 10018 (646) 328-0795

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$60,987,500	$6,989.17

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of 8,750,000 shares of Genie Energy Ltd. (“Genie”) Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), for 8,750,000 shares of Genie Series 2012-A Preferred Stock, par value $0.01 per share (“Preferred Stock”). The amount is estimated based upon the product of (a) $6.97, which is the average of the high and the low price per share of the Class B Common Stock on August 1, 2012, as reported on the New York Stock Exchange, and (b) 8,750,000, representing the number of shares offered to be exchanged.

+
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory # 3 for Fiscal Year 2012, issued September 29, 2011, equals $114.60 per million dollars of the transaction value.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $6,989.17
Filing party: Genie Energy Ltd.
Form or registration No.: Schedule TO
Date filed: August 3, 2012

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐  Third-party tender offer subject to Rule 14d-1.
☒  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

TABLE OF CONTENTS

ITEM 1. SUMMARY TERM SHEET	1
ITEM 2. SUBJECT COMPANY INFORMATION	1
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON	1
ITEM 4. TERMS OF THE TRANSACTION	1
ITEM 5. PAST CONTACTS, TRANSACTION, NEGOTIATIONS AND AGREEMENTS	2
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS	2
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION	2
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY	2
ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED	2
ITEM 10. FINANCIAL STATEMENTS	2
ITEM 11. ADDITIONAL INFORMATION	3
ITEM 12. EXHIBITS	3
SIGNATURE	4
EXHIBIT INDEX	4
EX-99(a)(1)(A)
EX-99(a)(1)(B)
EX-99(a)(1)(C)
EX-99(a)(1)(D)
EX-99(a)(1)(E)
EX-99(a)(1)(F)
EX-99(a)(1)(G)
EX-99(a)(5)(A)
EX-99(a)(5)(B)
EX-99(a)(5)(C)
EX-99(a)(5)(D)
EX-99(d)(A)
EX-99(d)(B)

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO filed on August 3, 2012 (as amended from time to time, the “Schedule TO”), as amended by Amendment No.1 to the Schedule TO filed on August 22, 2012, Amendment No.2 to the Schedule TO filed on August 27, 2012, Amendment No.3 to the Schedule TO filed on September 5, 2012  and Amendment No. 4 filed on September 10, 2012, which relates to the offer by Genie Energy Ltd., a Delaware corporation (together with its subsidiaries, “Genie” or the “Issuer”), to exchange (the “Exchange Offer”) up to 8,750,000 of its outstanding shares of its Class B Common Stock, par value $0.01 per share (the “Class B Common Stock” ), on a one for one basis, for shares of newly-issued Series 2012-A Preferred Stock, par value $0.01 per share (the “Preferred Stock” ), upon the terms and subject to the conditions set forth in the Offer to Exchange, dated August 2, 2012, as revised on August 21, 2012 and on September 19, 2012 (as revised, the “Revised Offer to Exchange”), and in the related Letter of Transmittal (the “Letter of Transmittal”). A copy of the Revised Offer to Exchange is filed as Exhibit (a)(1)(G) to the Schedule TO. A copy of the Letter of Transmittal is filed as Exhibit (a)(1)(B) to the Schedule TO.

Revisions to Offer to Exchange

The Offer to Exchange dated August 2, 2012 and attached as Exhibit (a)(1)(A) to the Schedule TO, revised August 21, 2012 and attached as Exhibit (a)(1)(F) is hereby revised in the form of the Revised Offer to Exchange dated September 19, 2012 and is attached as Exhibit (a)(1)(G) to the Schedule TO.

The information set forth in the Revised Offer to Exchange, and the related Letter of Transmittal which was attached to the Schedule TO filed on August 3, 2012, is hereby incorporated by reference in answer to all items in the Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the “Summary Term Sheet” in the Revised Offer to Exchange is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address

                The name of the subject company is Genie Energy Ltd., a Delaware corporation, and the address of its principal executive offices and its mailing address is 550 Broad Street, Newark, NJ 07102. The telephone number of its principal executive offices is (973) 438-3500.

(b) Securities

                The subject securities are Genie Class B Common Stock, $0.01 par value per share. The number of shares of Class B Common Stock outstanding on September 19, 2012 was 21,415,060. Genie is offering to issue up to 8,750,000 shares of Preferred Stock.

 (c) Trading Market and Price

                The information concerning the principal market in which the shares of Class B Common Stock are traded and certain high and low sales prices for the shares of Class B Common Stock in the principal market in which the shares of Class B Common Stock are traded is set forth in the section of the Revised Offer to Exchange titled “Markets and Market Price,” which is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Genie Energy Ltd. is the filing person and the subject company. For information about the subject company, see Item 2(a) above. The information regarding the directors and executive officers of the Issuer is set forth in Annex B of the Revised Offer to Exchange, which is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth in the sections of the Revised Offer to Exchange titled “Summary Term Sheet,” “Certain Questions and Answers About the Exchange Offer,” “Terms of the Exchange Offer,” “Additional Information Regarding the Exchange Offer  ,” “Material United States Federal Income Tax Considerations,” “Selected Historical and Unaudited Pro Forma Consolidated Financial and Operating Data,” and “Description of Series 2012-A Preferred Stock - Material Differences Between Class B Common Stock and Series 2012-A Preferred Stock” is incorporated herein by reference.

(b) The information set forth in the sections of the Revised Offer to Exchange titled “Additional Information Regarding the Exchange Offer —Reasons for the Board’s Position as to the Exchange Offer; Factors Considered” and “Interests of Certain Persons in the Exchange Offer” is incorporated herein by reference.

1

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the section of the Revised Offer to Exchange titled “Past Contacts, Transactions, Negotiations And Agreements” and “Interests of Genie Directors and Executive Officers in the Exchange Offer” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the sections of the Revised Offer to Exchange titled “Summary Term Sheet—Purpose of the Exchange Offer,” “Additional Information Regarding the Exchange Offer —Purpose of and Reasons for the Exchange Offer” and “Additional Information Regarding the Exchange Offer —Alternatives to the Exchange Offer” is incorporated herein by reference.

(b) The information set forth in the section of the Revised Offer to Exchange titled “Summary Term Sheet—Use of Proceeds” is incorporated herein by reference.

(c) The information set forth in the section of the Revised Offer to Exchange titled “Additional Information Regarding the Exchange Offer —Certain Effects of the Exchange Offer” is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the section of the Revised Offer to Exchange titled “Terms of the Exchange Offer—Source of Funds” is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the section of the Revised Offer to Exchange titled “Interests of Genie Directors and Executive Officers in the Exchange Offer” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) The information set forth in the section of the Revised Offer to Exchange titled “Interests of Genie Directors and Executive Officers in the Exchange Offer” and “Transactions in Genie Common Stock” is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the section of the Revised Offer to Exchange titled “Fees and Expenses” is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a),(b) The information set forth in the section of the Revised Offer to Exchange titled “Selected Historical and Unaudited Pro Forma Consolidated Financial and Operating Data” and the financial statements and information contained in the reports set forth in the section of the Revised Offer to Exchange titled “Documents Incorporated by Reference” are incorporated herein by reference. A copy of any or all of the documents containing such information and financial statements may be inspected, and copies thereof obtained, upon written or oral request. Requests should be directed to Bill Ulrey, Vice President–Investor Relations and External Affairs, by phone at (973) 438-3838, or by mail addressed to Bill Ulrey, Vice President–Investor Relations and External Affairs, at 550 Broad Street, Newark, NJ 07102.

2

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) None.

(a)(2) None.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) Not applicable.

(b) None.

ITEM 12. EXHIBITS.

The Exhibit Index attached hereto is incorporated by reference.

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENIE ENERGY LTD.

By:	/s/	Claude Pupkin
Name:		Claude Pupkin
Title:		Chief Executive Officer

Date: September 19, 2012

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange, dated August 2, 2012.
(a)(1)(B)	Letter of Transmittal, dated August 2, 2012.
(a)(1)(C)	Notice of Guaranteed Delivery, dated August 2, 2012.
(a)(1)(D)	Letter to Clients, dated August 2, 2012.
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 2, 2012.
(a)(1)(F)	Revised Offer to Exchange, dated August 21, 2012.
(a)(1)(G)	Revised Offer to Exchange, dated September 19, 2012.
(a)(5)(A)	Press Release of Genie Energy Ltd., dated August 2, 2012.
(a)(5)(B)	Press Release of Genie Energy Ltd., dated August 21, 2012.
(a)(5)(C)	Press Release of Genie Energy Ltd., dated September 5, 2012.
(a)(5)(D)	Press Release of Genie Energy Ltd., dated September 19, 2012.
(b)	Not applicable.
(d)(A)	Voting Agreement between Genie Energy Ltd. and Howard Jonas, dated August 24, 2012.
(d)(B)	Amended and Restated Voting Agreement between Genie Energy Ltd. and Howard Jonas, dated September 5, 2012.
(g)	Not applicable.
(h)	Not applicable.

4